SECURI[barcode]MMISSION

03014529

AW 3/11/03

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CW

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SEC FILE NUMBER
8- 2018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Albany Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Pearl Street
(No. and Street)

Albany (City) NY (State) 12207 (Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 03 2003 WASH. D.C. 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Saburro (518) 447-8673
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

State Street Centre at 80 State Street (Address) Albany (City) NY (State) 12207 (Zip Code)

PROCESSED

MAR 21 2003

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, Alan P. Goldberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Albany Corporation, as of December, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Alan Goldberg
Signature

President and C.E.O.
Title

Sandra D. Andi
Notary Public

SANDRA D. ANDI
Notary Public, State of New York
No. 4737914
Qualified in Albany County
Commission Expires November 30, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST ALBANY CORPORATION
(A wholly owned subsidiary of First Albany Companies Inc.)

REPORT OF INDEPENDENT ACCOUNTANTS
ON THE FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION
AND REGULATION 1.10 OF THE COMMODITY
FUTURES TRADING COMMISSION

Years Ended December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
State Street Centre
at 80 State Street
Albany NY 12207-2591
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Accountants

To the Board of Directors and Shareholder of
First Albany Corporation

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in stockholder's equity, cash flows and changes in subordinated debt present fairly, in all material respects, the financial position of First Albany Corporation at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, IA, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2003

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FILED PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.10 OF THE COMMODITY FUTURES TRADING COMMISSION AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

First Albany Corporation
(A wholly owned subsidiary of First Albany Companies Inc.)

STATEMENTS OF FINANCIAL CONDITION
(In thousands of dollars)

	December 31, 2002	December 31, 2001
ASSETS		
Cash	$ 161	$ 1,202
Cash and securities segregated for regulatory purposes	9,900	7,600
Securities purchased under agreements to resell	52,674	41,219
Securities borrowed	2,278	649,097
Receivables from:		
Brokers, dealers and clearing agencies	5,079	7,177
Customers	6,836	14,973
Parent and affiliates	10,559	1,733
Others	29,522	44,811
Securities owned, at market value	275,289	286,185
Exchange memberships, at cost; market values: 2002 - $1,757, 2001 - $2,019	67	67
Other assets	16,469	22,805
Total assets	$ 408,834	$ 1,076,869
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Short-term bank loans	$ 215,100	$ 248,650
Securities loaned	21	649,224
Payables to:		
Brokers, dealers and clearing agencies	1,630	10,567
Customers	8,316	8,509
Others	14,061	11,156
Securities sold, but not yet purchased, at market value	51,492	41,157
Accounts payable	2,659	2,075
Accrued compensation	44,900	37,021
Accrued expenses	5,666	5,337
Income taxes payable	3,463	-
Total liabilities	347,308	1,013,696
COMMITMENTS AND CONTINGENCIES		
Subordinated debt	5,885	11,625
Stockholder's equity		
Preferred, voting, 6% cumulative, $10 par value; authorized 20,000 shares; none issued		
Common, voting $.01 par value; authorized 5,000,000 shares; 100 issued and outstanding		
Additional paid-in capital	10,188	9,277
Retained earnings	45,453	42,271
Total stockholder's equity	55,641	51,548
Total liabilities and stockholder's equity	$ 408,834	$ 1,076,869

The accompanying notes are an integral
part of the financial statements

First Albany Corporation
(A wholly owned subsidiary of First Albany Companies Inc.)

STATEMENTS OF OPERATIONS
(In thousands of dollars)

For the years ended	December 31, 2002	December 31, 2001
Revenues		
Commissions	$ 15,099	$ 14,533
Principal transactions, net	114,417	94,292
Investment banking, net	28,472	21,219
Interest	17,421	26,092
Fees and other	738	1,292
Total revenues	176,147	157,428
Interest expense	11,614	21,900
Net revenues	164,533	135,528
Expenses, excluding interest		
Compensation and benefits	121,203	109,003
Clearing, settlement and brokerage costs	4,198	3,569
Communications and data processing	12,145	9,607
Occupancy and depreciation	8,619	7,609
Selling	5,783	5,795
Other	6,510	4,498
Total expenses excluding interest	158,458	140,081
Income (loss) from continuing operations before income taxes	6,075	(4,553)
Income tax expense (benefit)	1,972	(2,741)
Income (loss) from continuing operations	4,103	(1,812)
Income (loss) from discontinued operations, net of taxes	849	(1,062)
Net income (loss)	$ 4,952	$ (2,874)

The accompanying notes are an integral
part of the financial statements

First Albany Corporation
(A wholly owned subsidiary of First Albany Companies Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
(In thousands of dollars, except for number of shares)

	Common Stock		Additional Paid-In	Additional Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2000	100		$ 8,675	$ 46,740	$ 55,415
Net loss				(2,874)	(2,874)
Dividends paid – Parent				(1,595)	(1,595)
Capital contribution – Parent			602		602
Balance, December 31, 2001	100		9,277	42,271	51,548
Net income				4,952	4,952
Dividends paid – Parent				(1,770)	(1,770)
Capital contribution – Parent			911		911
Balance, December 31, 2002	100		$ 10,188	$ 45,453	$ 55,641

The accompanying notes are an integral
part of the financial statements

STATEMENTS OF CASH FLOWS
(In thousands of dollars)

	Year Ended December 31, 2002	Year Ended December 31, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 4,952	$ (2,874)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Deferred income taxes	(239)	(455)
(Increase) decrease in operating assets:		
Cash and securities segregated for regulatory purposes	(2,300)	(600)
Securities purchased under agreements to resell	(11,455)	19,003
Securities borrowed, net	(2,384)	1,046
Net receivable from brokers, dealers and clearing agencies	(6,839)	3,920
Net receivable from others	16,089	(26,732)
Securities owned, net	21,231	(117,764)
Other assets	4,056	4,848
Increase (decrease) in operating liabilities:		
Net payable to customers	7,944	(3,062)
Accounts payable and accrued expenses	8,792	3,332
Income taxes payable, net	5,982	(5,169)
Net cash provided by (used in) operating activities	45,829	(124,507)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Receivable from Parent, net	(8,826)	1,294
Proceeds/(payments) from short-term bank loans, net	(33,550)	131,297
Payments on subordinated debt	(7,500)	(1,500)
Proceeds from subordinated debt	1,760	-
Net increase/(decrease) from borrowing under line of credit agreements	2,105	(4,796)
Capital contribution from Parent	911	602
Dividends paid to Parent	(1,770)	(1,595)
Net cash provided by (used in) financing activities	(46,870)	125,302
INCREASE (DECREASE) IN CASH:	(1,041)	795
CASH AT BEGINNING OF THE YEAR:	1,202	407
CASH AT END OF THE YEAR:	$ 161	$ 1,202
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Income tax payments	$ 990	$ 3,301
Interest payments	$ 12,544	$ 23,971

The accompanying notes are an integral
part of the financial statements

First Albany Corporation
(A wholly owned subsidiary of First Albany Companies Inc.)

STATEMENTS OF CHANGES IN SUBORDINATED DEBT
(In thousands of dollars)

Subordinated debt at December 31, 2000	$	13,125
Decreases:		
Payment of subordinated debt		(1,500)
Subordinated debt at December 31, 2001		11,625
Increases:		
Issuance of new subordinated debt		1,760
Decreases:		
Payment of subordinated debt		(7,500)
Subordinated debt at December 31, 2002	$	5,885

The accompanying notes are an integral
part of the financial statements

NOTES TO FINANCIAL STATEMENTS

NOTE 1. Significant Accounting Policies

First Albany Corporation (the Company) is a wholly owned subsidiary of First Albany Companies Inc. (the Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc., the New York Stock Exchange, the National Futures Association and various other exchanges. The Company's primary businesses include securities brokerage for institutional customers and investment banking services to corporate and public clients. Additionally, the Company engages in market-making and trading of corporate, government and municipal securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Commission income from customers' securities transactions and related compensation expenses are reported on a trade date basis. Profit and loss arising from securities transactions entered into for the account of the Company are recorded on trade date and are included as revenues from principal transactions. Unrealized gains and losses resulting from valuing marketable securities at market value and securities not readily marketable at fair value as determined by management are also included as revenues from principal transactions. Open equity in futures are recorded at market value daily and the resultant gains and losses are included as revenues from principal transactions.

Investment Banking

Investment banking revenues include gains, losses and fees, net of transaction related expenses, arising from securities offerings in which the Company acts as an underwriter. Investment banking management fees are recorded on offering date, sales concessions on trade date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking revenues also include fees earned from providing merger, acquisition and financial advisory services.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell or sales of securities under agreements to repurchase are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counter parties to deposit additional collateral or return collateral pledged when appropriate.

NOTES TO FINANCIAL STATEMENTS (continued)

Securities-Lending Activities

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There is no allowance recorded for impairment.

Fair Value of Financial Instruments

The financial instruments of the Company are reported on the statement of financial condition at market or fair value, or at carrying amounts that approximate fair values, because of the short maturity of the instruments except subordinated debt. The estimated fair value of subordinated debt at December 31, 2002, approximates its carrying value based on current rates available.

Reclassification

Certain 2001 amounts have been reclassified to conform to the 2002 presentation.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not segregated under federal regulations or held for sale in the ordinary course of business.

NOTE 2. Cash and Securities Segregated For Regulatory Purposes

At December 31, 2002 and 2001, the Company segregated cash of $9,900,000 and $7,600,000, respectively, in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3. Receivables From and Payables To Brokers, Dealers and Clearing Agencies

Amounts receivable from and payable to brokers, dealers and clearing agencies were comprised of securities failed to deliver and securities failed to receive, respectively.

NOTE 4. Receivables From and Payables To Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements and approximated $6,462,000 and $8,426,000 at December 31, 2002 and 2001, respectively. Total unsecured and partly secured customer receivables were $142,000 and $765,000 as of December 31, 2002

NOTES TO FINANCIAL STATEMENTS (continued)

and 2001, respectively. An allowance for doubtful accounts was recorded for $86,000 and $227,000 as of December 31, 2002 and 2001, respectively.

Included in receivables from and payables to customers are accounts of officers, directors, employees and related individuals. Receivables and payables of these related parties consisted of the following at December 31:

(In thousands of dollars)	2002	2001
Receivables	$ 3,415	$ 4,697
Payables	$ 1,099	$ 1,779

NOTE 5. Receivables from Others

Amounts receivable from others consisted of the following at December 31:

(In thousands of dollars)	2002	2001
Adjustment to record securities on a trade date basis, net	$ 26,195	$ 39,786
Others	3,327	5,025
Total	$ 29,522	$ 44,811

The adjustment to record securities on a trade date basis is to reflect securities transactions entered into for the account of the Company as though they had settled.

NOTE 6. Securities Owned and Sold, But Not Yet Purchased

Securities owned and sold, but not yet purchased, consisted of the following at December 31:

	2002		2001	
(In thousands of dollars)	Owned	Sold, But Not Yet Purchased	Owned	Sold, But Not Yet Purchased
Marketable Securities				
U.S. Government and federal agency obligations	$ 11,738	$ 50,725	$ 20,328	$ 40,643
State and municipal bonds	191,569	209	236,199	4
Corporate obligations	60,722	520	21,543	391
Corporate stocks	6,235	38	5,576	114
Options	20		33	5
Not readily marketable securities				
Investment securities with no publicly quoted market	220		505	
Investment securities subject to restrictions	4,785		2,001	
Total	$ 275,289	$ 51,492	$ 286,185	$ 41,157

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7. Short-Term Bank Loans

Short-term bank loans are made under lines of credit totaling $300,000,000 of which $215,100,000 is outstanding at December 31, 2002. These loans are available to finance securities eligible for collateralization, including Company owned securities and certain customer owned securities purchased on margin, subject to certain regulatory formulas. These loans bear interest at variable rates based primarily on the Federal Funds interest rate. The weighted average interest rates on these loans are 1.65% and 1.91%, at December 31, 2002 and 2001, respectively. At December 31, 2002, short-term bank loans are collateralized by Company owned securities, which are classified as securities owned and receivables from others, of $253,104,000.

NOTE 8. Payables To Others

Amounts payable to others consisted of the following at December 31:

(In thousands of dollars)	2002	2001
Borrowing under line-of-credit agreements	$ 12,006	$ 9,901
Others	2,624	1,255
Total	$ 14,630	$ 11,156

NOTE 9. Commitments and Contingencies

Leases: The Company's headquarters and sales offices, and certain office and communication equipment are leased by the Parent under noncancellable operating leases, certain of which contain escalation clauses and which expire at various times through 2008. Future minimum annual lease payments, net of sublease rental income are as follows:

(In thousands of dollars)	
2003	$ 5,830
2004	4,762
2005	3,379
2006	2,887
2007	2,620
Thereafter	2,171
Total	$ 21,649

Annual rental expense for the years ended December 31, 2002 and 2001 approximated $8,351,000 and $7,433,000, respectively, of which $3,230,000 and $2,881,000 were paid to the Parent under a month-to-month agreement for office equipment and leasehold improvements in 2002 and 2001, respectively.

Litigation: In mid-2002, First Albany Corporation received a subpoena from the Attorney General's Office of the State of New York in connection with the industry-wide probe of research analyst activities, and is responding to that subpoena. Management does not believe that this proceeding will have a material adverse effect on the Company's liquidity or financial position. There can be no assurance, however, that such proceeding will not

NOTES TO FINANCIAL STATEMENTS (continued)

have a material adverse effect on quarterly or annual operating results in the period in which it is resolved. An industry-wide settlement of these matters has been announced and could result in structural changes in certain aspects of our business. The outcome of these negotiations and the impact of such possible changes on the business of the Company or its results of operations remain uncertain.

In 1999, the Company acted as a placement agent for a $7.5 million bond issue. In July 2002, as a result of a dispute between the Company and the buyer of the bonds, the Company entered into an agreement , which expires on January 4, 2004, that indemnified the buyer for up to $3.7 million of potential realized losses which might be incurred on the outstanding principal amount of the bonds and up to $0.5 million for related legal fees and $0.5 million for unpaid debt service. These bonds are collateralized by a first security interest in certain rights, titles and interests of the company for whom the bonds were issued. As of December 31, 2002, management has estimated the probable amount of the loss expected to be incurred based upon current conditions and has accordingly accrued a $2.2 million expense related to this agreement of which $0.8 million of this liability has been paid. In entering into this agreement, the Company and the buyer of the bonds did not admit or concede to any liability, wrongdoing, misconduct or damages of any kind.

In the normal course of business, the Company has been named a defendant, or otherwise has possible exposure, in several claims. Certain of these are class actions, which seek unspecified damages, which could be substantial. Although there can be no assurance as to the eventual outcome of litigation in which the Company has been named as a defendant or otherwise has possible exposure, the Company has provided for those actions most likely to have an adverse disposition. Although further losses are possible, the opinion of management, based upon the advice of its attorneys and general counsel, is that such litigation will not, in the aggregate, have a material adverse effect on the Company's liquidity or financial position, although it could have a material effect on quarterly or annual operating results in the period in which it is resolved.

Collateral: The Company receives collateral in connection with resale agreements and securities borrowed transactions. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counter parties to cover short positions. The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets and does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

The fair value of securities received as collateral, where the Company is permitted to sell or repledge the securities consisted of the following as of December 31:

(In thousands of dollars)	2002	2001
Securities purchased under agreements to resell	$ 53,106	$ 41,259
Securities Borrowed	2,168	622,796
Total	$ 55,274	$ 664,055

The fair value of securities received as collateral, that has been sold or repledged consisted of the following as of December 31:

(In thousands of dollars)	2002	2001
Securities loaned	$ 21	$ 623,000

The decrease in the securities borrowed and securities loaned amounts are due to the Company discontinuing its securities borrow/securities loan conduit business in 2002.

NOTES TO FINANCIAL STATEMENTS (continued)

Letters of Credit: The Company is contingently liable under bank stand-by letter of credit agreements, executed in connection with security clearing activities, totaling $864,000 at December 31, 2002.

Other: The Company enters into underwriting commitments to purchase securities as part of its investment banking business. Also, the Company may purchase and sell securities on a when - issued basis. As of December 31, 2002, the Company had no outstanding underwriting commitments and had not purchased or sold any security on a when-issued basis.

NOTE 10 Related Party Transactions

The Company clears security transactions for its Parent and affiliates, and certain of the Company's investments are managed by an affiliate. Revenues and expenses associated with these transactions is nominal. The Company also periodically provides advances to its Parent and affiliates to fund certain operating expenses, tax payments and fixed asset purchases. These advances are included in Receivables from Parent and affiliates on the statements of financial condition.

To the extent that employees of the Company participate in certain stock based benefit plans sponsored by the Company's Parent, the expense associated with these plans is recognized by the Company and either a liability to the Parent or capital contribution by the Parent is recognized. Any tax benefits related to these benefit plans are also recognized by the Company.

In February 2003, the Board of Directors declared a dividend of $490,000 payable to the Parent on February 19, 2003.

NOTE 11. Subordinated Debt

The Company has subordinated debt of $4,125,000 payable to its Parent, with interest paid quarterly at 9%. Principal payments of $375,000 are due quarterly and the debt matures June 30, 2005.

In connection with the First Albany Companies Inc. Deferred Compensation Plan for Key Employees (the "Plan"), the Company increased its subordinated debt by $1,760,000. The Plan is unfunded and is maintained by the Company primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees. The subordinated loan amounts consist of elective deferrals of participants' compensation and employer allocations under the Plan. The accounts of the participants of the Plan will be credited with earnings and/or losses based on the performance of various investment benchmarks selected by the participants. Maturities of the subordinated debt are based on the distribution election made by each participant, which may be deferred to a later date by the participant. Principal debt repayment requirement as of December 31, 2002, are as follows:

(In thousands of dollars)	
2006	$ 1,383
2007	32
2008	20
2009	40
2010	145
Thereafter	140
Total	$ 1,760

NOTES TO FINANCIAL STATEMENTS (continued)

Subordinated debts of $2,000,000 and of $4,000,000 matured and were paid on December 31, 2002.

The New York Stock Exchange has approved all of the Company's subordinated debt agreements. Pursuant to these approvals, these amounts are allowable in the Company's computation of net capital (see Schedule I – "Computation of Net Capital Under Rule 15c3-1").

NOTE 12. Income Taxes

The Company files with its Parent a consolidated federal and various combined state and local income tax returns. Separate tax returns are filed with other states and localities. The income tax provision or benefit is computed on a separate return basis as a member of a controlled group and is allocated to the Company by its Parent.

Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date.

The income tax provision was allocated as follows for the years ended December 31:

(In thousands of dollars)		2002		2001
Income (loss) from continuing operations	$	1,972	$	(2,741)
Income (loss) from discontinued operations		1,933		(738)
Stockholder's Equity		(75)		(125)
Income tax provision	$	3,830	$	(3,604)

The components of income taxes attributable to income (loss) from continuing operations consisted of the following for the years ended December 31:

(In thousands of dollars)		2002		2001
Federal				
Current	$	2,441	$	(2,123)
Deferred		(1,285)		(321)
State and Local				
Current		692		270
Deferred		124		(567)
Total income tax (benefit) expense	$	1,972	$	(2,741)

The expected income tax expense (benefit) using the federal statutory rate differs from income tax expense pertaining to pretax income (loss) from continuing operations as a result of the following for the years ended December 31:

(In thousands of dollars)		2002		2001
Income taxes at federal statutory rate	$	2,065	$	(1,548)
State and local income taxes, net of federal income taxes		539		(196)
Tax exempt interest income, net		(976)		(789)
Other non-taxable/deductible interest		-		(449)
Meals and entertainment		203		228
Non-deductible expenses, other		141		13
Total income tax	$	1,972	$	(2,741)

NOTES TO FINANCIAL STATEMENTS (continued)

The temporary differences that give rise to significant portions of deferred tax assets and liabilities consisted of the following at December 31:

(In thousands of dollars)		2002		2001
Bad debt reserve	$	36	$	94
Investments		286		1,082
Deferred compensation		3,009		2,513
Liability Reserves		936		41
State net operating loss carryforward		-		324
Other		85		59
Total deferred tax assets	$	4,352	$	4,113

The Company has not recorded a valuation allowance for deferred tax assets at December 31, 2002 and 2001, since it has determined that it is more likely than not that deferred tax assets will be fully realized through a combination of future taxable income and income available in carryback years.

NOTE 13. Benefit Plans

First Albany Companies Inc., the Parent, has established several stock incentive plans through which employees of the Company may be awarded stock options, stock appreciation rights and restricted common stock. As of December 31, 2002, 7,134,015 shares (adjusted for stock dividends) are authorized for issuance and expire at various times through December 31, 2011.

Options granted under the plans have been granted at not less than fair market value, vest over a maximum of five years, and expire ten years after grant date. Option transactions for the two year period ended December 31, 2002, under the plans were as follows:

	Shares Subject to Option		Weighted Average Exercise Price
Balance at December 31, 2000	1,929,531	$	8.96
Options granted	716,864		8.96
Options exercised	(248,550)		3.08
Options forfeited	(95,507)		9.89
Balance at December 31, 2001	2,302,338	$	8.83
Options granted	1,898,439		6.42
Options exercised	(366,356)		3.89
Options forfeited	(165,339)		8.45
Balance at December 31,2002	3,669,082	$	7.53

The following table summarizes information about stock options outstanding under the plans at December 31, 2002:

	Outstanding				Exercisable		
Exercise Price Range	Shares	Average Life (years)		Average Exercise Price	Shares		Average Exercise Price
$4.60 - $6.90	1,617,204	7.91	$	5.70	422,812	$	5.79
$7.17 - $10.76	1,784,806	7.97		8.13	823,281		8.59
$14.30 - $21.45	267,072	7.31		14.69	187,135		14.67
	3,669,082	7.90	$	7.53	1,433,228	$	8.56

NOTES TO FINANCIAL STATEMENTS (continued)

The Parent and the Company have elected to follow Accounting Principals Board No. 25 "Accounting for Stock Issued to Employees" ("APB 25") in accounting for the stock incentive plans and therefore recognized no related compensation cost the years ended December 31, 2002 and 2001.

The following table reflects pro forma results as if the Company had elected and recognized compensation costs for the stock incentive plans to follow Financial Accounting Standard No. 123 (FAS 123) "Accounting for Stock-Based Compensation".

	2002	2001
Net Income (Loss)		
As reported	$4,952,000	$(2,874,000)
Pro forma	3,964,000	(3,902,000)

The FAS 123 compensation cost and fair value of options granted is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001
Dividend yield	3.35%	2.32%
Expected volatility	55.5%	58.4%
Risk-free interest rate	2.6% to 4.4%	4.7% to 5.0%
Expected lives (in years)	7.08	6.76
Weighed average fair value of options granted	$2.66	$4.61

During 2002 and 2001, 496,391 and 150,602 shares of restricted stock have been awarded under the plans at a weighted average grant date fair price of $6.60 and $8.78 respectively. The fair market value of the awards will be amortized over the period in which the restrictions are outstanding, which is approximately 3-4 years.

The Company also maintains a tax deferred profit sharing plan (Internal Revenue Code Section 401(k) Plan), which permits eligible employees to defer a percentage of their compensation. Company contributions to eligible participants may be made at the discretion of the Board of Directors. The Company contributed $178,000 and $263,000 in the years ended December 31, 2002 and 2001, respectively.

The Company has various other incentive programs, which are offered to eligible employees. These programs consist of cash incentives and deferred bonuses. Amounts awarded vest over periods ranging up to five years. Costs are amortized over the vesting period and approximated $2,204,000 in 2002 and $2,394,000 in 2001.

NOTE 14. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the Commodity's Futures Trading Commission Regulation 1.17 which both require the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2002, the Company had net capital of $16.1 million, which was 181.88% of aggregate debit balances and $15.1 million in excess of required minimum net capital.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 15. Trading Activities

As part of its trading activities, the Company provides to institutional clients brokerage and underwriting services. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions and to facilitate institutional client transactions. Interest revenue and expense are integral components of trading activities. In assessing the profitability of trading activities, the Company views net interest and principal transactions revenues in the aggregate. Certain trading activities expose the Company to market and credit risks.

Market Risk: Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate interest rate, price, and spread movements of trading inventories and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk: Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The decision to manage interest rate risk using futures or options as opposed to buying or selling short U.S. Treasury or other securities depends on current market conditions and funding considerations.

Equity Price Risk: Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2002 at market values of the related securities and will incur a loss if the market value of the securities increase subsequent to December 31,2002.

Credit Risk: The Company is exposed to risk of loss if an issuer or counterparty fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risks on principal transactions, including reviewing and establishing limits for credit exposure, requiring collateral to be pledged, and continually assessing the creditworthiness of counter parties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counter parties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counter parties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

NOTES TO FINANCIAL STATEMENTS (continued)

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counter party.

Concentrations of Credit Risk: The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counter party basis, as well as by groups of counter parties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. The Company's most significant industry credit connection is with financial institutions. Financial institutions include other brokers and dealers, commercial banks, finance companies, insurance companies and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counter party and market conditions. Also, the Company purchases securities and may have significant positions in its inventory subject to market and credit risk. Should the Company find it necessary to sell such a security, it may not be able to realize the full carrying value of the security due to the significance of the position sold. In order to control these risks, securities positions are monitored on at least a daily basis along with hedging strategies that are employed by the Company.

NOTE 16. Derivative Financial Instruments

The Company does not engage in the proprietary trading of derivative securities with the exception of highly liquid treasury and municipal index futures contracts and options. These index futures contracts and options are used to hedge securities positions in the Company's inventory. Gains and losses on these financial instruments are included as revenues from principal transactions. Trading profits and losses relating to these financial instruments were as follows for the years ending December 31:

(In thousands of dollars)	2002	2001
Trading Profits-State and Municipal Bond	$ 16,040	$ 446
Index Futures Hedging	(3,135)	(354)
Net Revenues	$ 12,905	$ 92

At December 31, 2002 and 2001, the contractual or notional amounts related to the index futures contracts were as follows:

(In thousands of dollars)	2002	2001
Average Notional or Contract Market Value	$ (27,763)	$ (16,222)
Year End Notional or Contract Market Value	$ (30,519)	$ (25,555)

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The amounts at risk are generally limited to the unrealized market valuation gains on the instruments and will vary based on changes in market value. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Open equity in the futures contracts in the amount of $644,000 and $1,037,000 at December 31, 2002 and 2001, respectively, are recorded as other assets. The settlements of the aforementioned transactions are not expected to have a material adverse effect on the financial condition of the Company.

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 17. Discontinued Operations

During the third quarter of 2000, the Company sold assets of its Private Client Group, its retail brokerage network, to First Union Securities, a subsidiary of First Union Group.

In accordance with Accounting Principles Board Option No. 30 (APB 30), "Reporting the Results of Operations – Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently occurring Events and Transactions," the results of the Private Client Group have been reported separately as a discontinued operation for all periods presented.

(In thousands of dollars)	2002	2001
Gain on sale of discontinued operations	$ 4,332	$ -
Loss from discontinued operations	1,550	1,800
Income/(loss) before income taxes	2,782	(1,800)
Income tax expense (benefit)	1,933	(738)
Income/(loss) from discontinued operations, net of taxes	$ 849	$ (1,062)

Gain on sale of discontinued operations for 2002 is comprised of refunds from First Union Corp. for costs related to the jointly enhanced financial consultant retention program relating to the Private Client Group and for net revenues derived from subleasing office space impaired due to the sale of the Private Client Group. Loss from discontinued operations for 2002 and 2001 are the result of legal costs. Additional refunds, revenues and litigation costs are possible, and will be included in income (loss) from discontinued operations, net of taxes when these revenues and costs occur and/or may be reasonably estimated.

Included in the balance sheet at December 31, 2002 was approximately $750,000 in accrued legal expenses relating to discontinued operations.

First Albany Corporation
(A wholly owned subsidiary of First Albany Companies Inc.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1OF THE SECURITIES EXCHANGE COMMISSION ANDREGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION
At December 31, 2002
(In thousands of dollars)

Total stockholder's equity		$ 55,641
Add liabilities subordinated to claims of general creditors		5,885
Other allowable credits		2,302
Total capital and allowable subordinated liabilities		63,828
Deductions and/or charges for non-allowable assets - (Schedule IA)	25,856	
Additional charges	204	
Aged fail-to-deliver	444	
Aged short security differences	64	
Other deductions	1,199	
Total deductions and charges	27,767	
Net capital before haircuts		36,061
Haircuts on securities, computed, where applicable, pursuant to 15c3-1 (f):		
Bankers' acceptance, certificate of deposit	2	
United States government obligations	1,878	
State and municipal government obligations	8,910	
Corporate obligations	6,299	
Stocks and warrants	1,001	
Options	10	
Undue concentration	1,898	
Total haircuts on securities	19,998	
Net capital		$ 16,063

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

At December 31, 2002
(In thousands of dollars)

Net capital requirement: 2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3	$ 177
Minimum net capital requirement	$ 1,000
Net Capital requirement (greater of 2% of aggregate debits or minimum net capital requirement)	$ 1,000
Excess net capital	$ 15,063
Percentage of net capital to aggregate debits	181.88%
Percentage of net capital, after anticipated capital withdrawals, to aggregate debits	173.08%
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirements	$ 14,863

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

The difference between this computation and the corresponding computation in the unaudited Part II Focus Report as of December 31, 2002, which was filed on January 27, 2003, was as follows:

Excess net capital as reported	$ 16,106
Audit adjustment related to deferred taxes	$ 910
Audit adjustment related to undue concentration	$ 133
Excess net capital included above	$ 15,063

SCHEDULE IA
SCHEDULE OF NON-ALLOWABLE ASSETS
At December 31, 2002
(In thousands of dollars)

Partly secured accounts from customers	$ 6
Unsecured receivables from customers	136
Securities owned, not readily marketable, at estimated fair value	5,005
Exchange memberships, at cost	67
Dividend and interest receivables greater than 30 days	93
Loans and advances	299
Prepaid expenses	2,199
Underwriting income receivable	1,753
Deferred Taxes	4,352
Receivable from Parent	10,559
Other non-allowable assets	1,473
Allowance for doubtful accounts	(86)
Total non-allowable assets	$ 25,856

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
At December 31, 2002
(In thousands of dollars)

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' security accounts	$ 10,378
Monies borrowed collateralized by securities carried for the accounts of customers	99
Monies payable against customers' securities loaned	21
Customers' securities failed to receive	238
Credit balances in firm accounts, which are attributable to principal sales to customers	104
Market value of short security count differences over 30 calendar days	64
Market value of short securities and credits in all suspense accounts over 30 calendar days	265
Other (Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts)	70
TOTAL CREDITS	11,239
DEBIT BALANCES:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deduction pursuant to Note E, Exhibit A, Rule 15c3-3	3,734
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	1,402
Failed to deliver of customers' securities not older than 30 calendar days	3,624
Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts	72
Aggregate debit items	8,832
Less 3% (for alternative method)	(264)
TOTAL 15c3-3 DEBITS	8,568
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 2,671
Required deposit	$ 2,671
Amount held on deposit in "Reserve Bank Account(s)" value of qualified securities, at December 31, 2002	$ 9,900
Amount of subsequent (withdrawals) and deposits	$ (2,800)
TOTAL AMOUNT HELD ON DEPOSIT IN "RESERVE BANK ACCOUNT(S)	$ 7,100

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There are no material differences between this computation and the corresponding computation in the unaudited Part II Focus Report as of December 31, 2002.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
At December 31, 2002
(In thousands of dollars)

The market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

		$9
A.	Number of items	3

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A.	Number of items	0

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
State Street Centre
at 80 State Street
Albany NY 12207-2591
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Accountants on Internal Accounting Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Shareholder of
First Albany Corporation

In planning and performing our audit of the financial statements and supplemental schedules of First Albany Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;

Because the Company does not carry commodity accounts for customers or perform custodial functions relating to customer's commodity accounts; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and
2. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2003